APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

R & A Culinary Creations
Income Statement - unaudited
For the periods ended 12/31/2020

	Current Period	Prior Period
	1-Dec-20	**31-Dec-19**
REVENUES		
Sales	$ -	$ -
Other Revenue	-	-
TOTAL REVENUES	-	-
COST OF GOODS SOLD		
Cost of Sales	-	-
Supplies	-	-
Other Direct Costs	-	-
TOTAL COST OF GOODS SOLD	-	-
GROSS PROFIT (LOSS)	-	-
OPERATING EXPENSES		
Advertising and Promotion	-	-
Bank Service Charges	-	-
Business Licenses and Permits	-	-
Computer and Internet	-	-
Depreciation	-	-
Dues and Subscriptions	-	-
Insurance	-	-
Meals and Entertainment	-	-
Miscellaneous Expense	-	-
Office Supplies	-	-
Payroll Processing	-	-
Professional Services - Legal, Accounting	-	-
Occupancy	-	-
Rental Payments	-	-
Salaries	-	-
Payroll Taxes and Benefits	-	-
Travel	-	-
Utilities	-	-
Website Development	-	-
TOTAL OPERATING EXPENSES	-	-

OPERATING PROFIT (LOSS)		-		-

INTEREST (INCOME), EXPENSE & TAXES

Interest (Income)		-		-
Interest Expense		-		-
Income Tax Expense		-		-
TOTAL INTEREST (INCOME), EXPENSE & TAXES		-		-
NET INCOME (LOSS)	$	-	$	-

R &A Culinary Creations
Balance Sheet - unaudited
For the period ended 12/31/2020

| | Current Period | Prior Period |
	1-Dec-20	31-Dec-19
ASSETS		
Current Assets:		
Cash	$ 3,125.58	-
Petty Cash	-	-
Accounts Receivables	-	-
Inventory	-	-
Prepaid Expenses	-	-
Employee Advances	-	-
Temporary Investments	-	-
Total Current Assets	3,125.58	-
Fixed Assets:		
Land	-	-
Buildings	-	-
Furniture and Equipment	-	-
Computer Equipment	-	-
Vehicles	-	-
Less: Accumulated Depreciation	-	-
Total Fixed Assets	-	-
Other Assets:		
Trademarks	-	-
Patents	-	-
Security Deposits	-	-
Other Assets	-	-
Total Other Assets	-	-
TOTAL ASSETS	$ 3,125.58	$ -
LIABILITIES		
Current Liabilities:		
Accounts Payable	$ -	$ -
Business Credit Cards	-	-
Sales Tax Payable	-	-
Payroll Liabilities	-	-
Other Liabilities	-	-

Current Portion of Long-Term Debt	-	-
Total Current Liabilities	-	-
Long-Term Liabilities:		
Notes Payable	-	-
Mortgage Payable	3,100.00	-
Less: Current portion of Long-term debt	-	-
Total Long-Term Liabilities	3,100.00	-
EQUITY		
Capital Stock/Partner's Equity	-	-
Opening Retained Earnings	-	-
Dividends Paid/Owner's Draw	-	-
Net Income (Loss)	-	-
Total Equity	-	-
TOTAL LIABILITIES & EQUITY	$ 3,100.00	$ -
Balance Sheet Check	25.58	-

R & A Culinary Creations
Statement of Cash Flow - unaudited
For the period ended 12/31/2020

	Current Period	Prior Period
	1-Dec-20	31-Dec-19
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	-	-
Adjustments to Reconcile Net Income		
to Net Cash Flows From Operating Activities:		
Depreciation	-	-
Decrease (Increase) in Operating Assets:		
Trade Accounts Receivable	-	-
Inventory	-	-
Prepaid Income Taxes	-	-
Increase (Decrease) in Operating Liabilities:		
Accounts Payable	-	-
Credit Cards Payable	-	-
Total Adjustments	-	-
Net Cash Flows From Operating Activities	-	-
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of Property and Equipment	-	-
Net Cash Flows From Investing Activities	-	-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Repayment of Debt	-	-
Member's Withdrawals	-	-
Net Cash Flows From Financing Activities	-	-
NET INCREASE (DECREASE) IN CASH	-	-
CASH - BEGINNING	-	-
CASH - ENDING	-	-

I, Roland K. Williams, Jr., certify that:

1. The financial statements of R & A Culinary Creations included in this Form are true and complete in all material respects; and
2. The tax return information of R & A Culinary Creations included in this Form reflects accurately the information reported on the tax return for R & A Culinary Creations for the fiscal year ended 2019 (most recently available as of the Date of this Form C).

Signature   *Roland K. Williams, Jr.*

Name: Roland K. Williams, Jr.

Title: Executive Chef/Owner